UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

416196103

(CUSIP Number)

WIPRO LIMITED

Doddakanelli, Sarjapur Road

Bangalore, 560035, India

Telephone: +91-80-46726000

Attention: Jatin P Dalal

with a copy to:

Charles A. Samuelson

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

1	NAME OF REPORTING PERSONS WIPRO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,001,658 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,001,658 shares of Common Stock[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,658 shares of Common Stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.49%[2]
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS WIPRO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Karnataka, India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,001,658 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,001,658 shares of Common Stock[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,658 shares of Common Stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.49%[2]
14	TYPE OF REPORTING PERSON HC, CO

1.

Consists of 9,926 shares of Series A Convertible Preferred Stock, par value $1.00 per share, each of which is convertible into Common Stock at the rate of approximately one share of Series A Convertible Preferred Stock for 100.9126 shares of Common Stock. The actual number of shares of Common Stock may differ by approximately 50 shares.

2.	Based on 7,015,266 shares of Common Stock outstanding on April 15, 2022 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2022.

This Amendment No. 1 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on February 9, 2018 (the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) dated January 23, 2018, between the Issuer and Wipro LLC, on such date Wipro LLC agreed to purchase 9,926 shares of Series A Convertible Preferred Stock (the “Preferred Stock”), each of which is convertible into Common Stock at the rate of approximately one share of Preferred Stock for 100.9126 shares of Common Stock. The actual number of shares of Common Stock may differ by approximately 50 shares. The total amount of funds used by Wipro LLC to acquire the Preferred Stock reported as purchased by them in Item 5(c) was $9,926,000.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On June 30, 2022, the Issuer entered into a Stock Repurchase Agreement (the “Repurchase Agreement”) with Wipro LLC to repurchase the Preferred Stock for consideration consisting of (i) $1,000.00 per share in cash and (ii) 100,000 shares of the Issuer’s Common Stock, subject to certain closing conditions (the “Repurchase Transaction”). If such closing conditions are not satisfied, the Repurchase Transaction will not be consummated.

The foregoing is a summary of the terms of the Repurchase Agreement and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Repurchase Agreement incorporated by reference herein as Exhibit 3.5.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Based on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2022, there were 7,015,266 shares of Common Stock outstanding on April 15, 2022. The Reporting Persons beneficially own 9,926 shares of Series A Convertible Preferred Stock, which are currently convertible into an aggregate of 1,001,658 shares of Common Stock pursuant to the terms of the Certificate of Designation. The actual number of shares of Common Stock may differ by approximately 50 shares. As a result, on an as-converted basis, the Reporting Person may be deemed to beneficially own 12.49% of the outstanding Common Stock.

(b) The Reporting Persons share voting and dispositive power with respect to the 9,926 shares of Series A Convertible Preferred Stock, to the extent permitted under the Certificate of Designation as well as the underlying shares of Common Stock.

(c) Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

See “Item 4. Purpose of the Transaction” for summary description of the Certificate of Designation, the Purchase Agreement, the Registration Rights Agreement and the Repurchase Agreement. Other than the foregoing, no Reporting Person is aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

3.5

Stock Repurchase Agreement, dated as of June 30, 2022, by and between Harte Hanks, Inc. and Wipro, LLC (Incorporated by reference to Exhibit 1.1 contained in the Current Report on Form 8-K filed by Harte Hanks, Inc. on June 30, 2022)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: July 8, 2022

WIRPO LLC

By:	/s/ Mohit Bansal
Name:	Mohit Bansal
Title:	Manager

WIRPO LIMITED

By:	/s/ Jatin Pravinchandra Dalal
Name:	Jatin Pravinchandra Dalal
Title:	Chief Financial Officer